

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 23, 2015

Benjamin S. Miller
Chief Executive Officer
Fundrise Real Estate Investment Trust, LLC
1519 Connecticut Avenue, NW, Suite 200
Washington, DC 20036

> **Re: Fundrise Real Estate Investment Trust, LLC**
> **Amendment No. 3 to Draft Offering Statement on Form 1-A**
> **Submitted September 8, 2015**
> **CIK No. 0001645583**

Dear Mr. Miller:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Summary, page 10

Distribution Support Commitment, page 16

1.   We note your response to comment 1. We continue to believe that you lack a reasonable basis to present a targeted distribution of 15%. Please revise your disclosure to clearly explain that 15% is merely the maximum amount which Fundrise, LP is obligated to contribute pursuant to the Distribution Support Agreement. In addition, please explain that the dilution that investors will experience as a result of the additional shares issued to Fundrise, LP may also negatively impact the amount per share they receive upon a liquidity event and include cautionary language clarifying that you are not obligated to pay a distribution at a particular rate even though the distribution support agreement may support a particular distribution. Please also provide additional context regarding the distribution support period by stating the earliest date on which the agreement may

terminate, assuming the Distribution Support Agreement fully funds distributions to shareholders and the maximum offering amount is sold.

You may contact Isaac Esquivel, Staff Accountant, at 202-551-3395 or Jaime John, Accounting Branch Chief, at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Kim McManus, Staff Attorney, at 202-551-3215 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Via E-mail
        Mark Schonberger
        Goodwin Procter LLP